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MORRISON FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SACRAMENTO, SAN DIEGO,

DENVER, NORTHERN VIRGINIA,

WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,

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SINGAPORE

December 15, 2014

BY EDGAR AND COURIER

Ms. Maryse Mills-Apenteng

Mr. Ivan Griswold

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Inovalon Holdings, Inc.
Confidential Draft Registration Statement on Form S-1 No. 2
Submitted November 17, 2014
CIK No. 0001619954

Dear Ms. Mills-Apenteng and Mr. Griswold:

This letter is submitted on behalf of Inovalon Holdings, Inc. (the “Company”) in response to comments from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 5, 2014 (the “Comment Letter”) with respect to the Company’s draft Confidential Registration Statement on Form S-1 No. 2, which was submitted confidentially by the Company to the Commission on November 17, 2014 (the “Draft Registration Statement”).  The Company is concurrently submitting Confidential Draft Registration Statement on Form S-1 No. 3 (the “Amended Submission”), which includes changes to the Draft Registration Statement in response to the Staff’s comments.  We have enclosed with this letter marked copies of the Amended Submission, which reflects all changes to the Draft Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses below refer to the Amended Submission.  Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Submission.

Risk Factors

“Our business could be harmed by disruptions in service…,” page 24

1.                                      We note your response to prior comment 11 and we reissue it in part. The unsubstantiated assertion in your response that the third-party hosting agreement is replaceable appears to be inconsistent with your risk factor disclosure regarding the potentially material adverse impact on your business should the agreement be terminated. We note specifically your disclosure that a decision by your third-party data center operators to close their facilities without adequate notice “could adversely impact [y]our business if [you] are unable to find an alternative provider on a timely basis or without undue expense.” Please clarify. In addition, please tell us what portion of your business is dependent on the external data center. Finally, since it appears that the data center agreement is material to your business operations, please discuss the material terms of the agreement in your business section.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its disclosure in the risk factor titled “Our business could be harmed by disruptions in network service or operational failures at our data centers (including our co-location facility) related to the storage, transmission and presentation of client data” to more accurately reflect the risk as assessed by the Company, which is a risk of network or other service interruptions and a risk that a new co-location center may be more costly than the current co-location services.  The Company respectfully advises the Staff that the Company utilizes both owned and co-located data centers as a measure of redundancy to ensure that the Company’s data is stored on servers in various geographic locations.  Currently, the Company maintains one co-located data center (in redundant addition to its two owned data centers) in northern Virginia, as disclosed in the Registration Statement.  Under the terms of the agreement with the co-location provider, the Company leases space and electrical power in the data center from the provider, but the Company owns and operates all computing and storage infrastructure, including the network and telecommunications equipment that is physically installed in the leased space.  While the provider is obligated to provide physical security and access to telephony, networking and cooling infrastructure, the provider does not provide any services upon which the Company is substantially dependent.  As a result, while the loss of any single data center, including rented floor space that the Company occupies in the co-located data center leased from the third-party provider, could require the Company to incur additional costs to implement an alternative solution, the loss of the co-location arrangement would neither be material to the Company’s business operations nor materially affect the Company’s financial condition or results of operations.

Furthermore, as a result of the current business environment in which numerous third-party co-location data center providers exist (more than 1,250 co-location facilities were in operation in the United States as of January 2014, according to a recent industry report that we are providing to the Staff supplementally), the Company does not currently believe the risk of termination of the co-location agreement is material to its business or financial condition.

For the reasons set forth above, and in light of the de-prioritization and revision of the applicable risk factor, the Company does not believe that its agreement with the third-party co-location data center provider is a material contract for purposes of Item 601 of Regulation S-K.

“Our reliance on third-party vendors to perform certain of our intervention…,” page 26

2.                                      We note your response to prior comment 12 and we reissue it in part. We specifically note your disclosure indicating that if your agreements with your third-party vendors “are terminated or expire, [you] may be unable to replace those vendors in a timely or cost-effective manner due to the specialized nature of the services and the need to undergo gating requirements, including delegation processes to verify the third-party providers’ professional qualifications, which could limit or delay [y]our ability to provide certain intervention toolsets to [y]our clients.” The unsubstantiated assertion in your response that the third-party vendor agreements are replaceable appears to be inconsistent with your risk factor disclosure regarding the potentially material adverse impact on your business should the agreements be terminated. Further, your risk factor disclosure specifies that you may be unable to replace such agreements and that they are “necessary for [you] to continue to operate [y]our applications.” Please clarify. In addition, since it appears that you have vendor and other third-party agreements on which you materially depend, please discuss the material terms of such agreements.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised its disclosure in the risk factor titled “Our reliance on third-party vendors to perform certain of our intervention toolsets could have an adverse effect on our business, results of operations and growth prospects” to eliminate references to the Company’s inability to replace its third-party vendors in light of the Company’s belief that these third-party vendors could be replaced without substantial disruption or expense to the Company and instead focus on the risk that the Company believes to be most applicable, which is the risk that the vendors will not perform at a level acceptable to the Company or its clients or that the providers’ services will not be able to keep pace with the Company’s expected growth.  Furthermore, the Company respectfully advises the Staff that it currently uses five vendors for these services, none of which, individually, is material to the Company.  In addition, pursuant to Item 601(b)(10) of Regulation S-K, registrants must file every contract “not made in the ordinary course of business which is material to the registrant…”  The Company respectfully submits that the agreements with the third-party vendors that are utilized in the delivery of certain of the Company’s data-driven intervention platform toolset capabilities are of the type that ordinarily accompanies the kind of business conducted by the Company.  Furthermore, because these agreements do not fall within the category of contracts set forth in Item 601(b)(10)(ii)(A) through (D) of Regulation S-K, the Company has concluded that the agreements with the third-party vendors were made in the ordinary course of the Company’s business.

For the reasons set forth above, the Company does not believe that any of its third-party agreements are material contracts for purposes of Item 601 of Regulation S-K.

Selected Consolidated Financial Data, page 48

3.                                      We refer to your response to prior comment 6. Revise your disclosure to explain what comprises the line item “other non-comparable items” in your reconciliation of net income to adjusted EBITDA. Explain the basis for their exclusion under Item 10(e) of Regulation S-K.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised its disclosure on pages 17 and 49 of the prospectus.  The Company’s other non-comparable items adjust for expenses related to transactions that the Company does not consider to be indicative of future performance or useful in assessing the Company’s on-going operating performance.

Other non-comparable items include the following:

•                  Business transaction-related professional fees  of  $1,560 thousand in 2011 relate to professional fees to evaluate an unsolicited offer to acquire the Company;

•                  Corporate name change and associated rebranding expenses of $1,411 thousand in 2012 related to the Company’s name change from “MedAssurant, Inc.” to “Inovalon, Inc.”;

•                  Severance costs of $1,324 thousand in 2013 and in the nine months ended September 30, 2013 related to employee workforce restructuring actions taken  to better align resources to support business volumes changes;

•                  Legal costs of $501 thousand in 2013, $22 thousand in the nine months ended September 30, 2013, and $813 thousand in the nine months ended September 30, 2014 related to a client dispute.  This matter was fully resolved in mid-2014 and is no longer ongoing.  Additionally, legal costs of $218 thousand in 2013 and in the nine months ended September 30, 2013 incurred related to the Company’s equity related transaction costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 50

4.                                      We note your response to prior comment 13, however, in order to provide balance to your discussion of your revenue growth experience during the three most recent fiscal years, and for the nine months ended September 30, 2014, it appears necessary to identify periods where such growth was not achieved. Accordingly, we reissue prior comment 13.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised its disclosure on page 50 of the prospectus.

Client and Analytical Process Count Growth, page 53

5.                                      We note your response to prior comment 15 and your amended disclosure where you state there may be short-term periods in which increases in analytical activity do not result in increased revenue. Please expand your disclosure to explain why such activity may not always reflect your revenue experience in short-term periods, or provide illustrative examples in this regard.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised its disclosure on pages 16 and 54 of the prospectus.

Business

Our Clients, page 104

6.                                      We note your response to comment 21 and we reissue it. You state that the four referenced clients did not individually represent 10% or more of revenues for the nine months ended September 30, 2014, and that the group of clients comprising the largest clients may change in the future. As you know, disclosure in the business section covers the periods presented in your financial statements including the years in which you had customers accounting for 10% to 12% of your revenues, some of which have been significant customers for multiple years. Please tell us whether you have agreements with these customers and describe to us the material terms such as contract term, requirements and other obligations. You also suggest that the identities of the clients may be confidential. Please be advised that information required to be disclosed pursuant to Regulation S-K must be disclosed, even if confidential, including the identity of a 10% or greater customer. Please identify the customers as previously requested.

Response to Comment No. 6

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, under Item 101(c)(1)(vii) of Regulation S-K, due to the reasons set forth below, it does not believe it is required to name these clients.  The Company respectfully submits that naming its top four clients is neither material to an understanding of the Company’s business taken as a whole, as required by Item 101(c)(1) of Regulation S-K, nor necessary for investors to make an informed investment decision.

The Company believes it is not required to name its top four clients because, as previously submitted and as disclosed on page F-9 of the prospectus, no single client individually represented 10% or more of the Company’s total revenue for the nine months ended September 30, 2014, the most recent period for which financial statements are presented in the prospectus.  In addition, the mere fact that a client represents 10% of revenue is not dispositive under Item 101(c)(1)(vii) of Regulation S-K; it also requires that the loss of such client would have a material adverse effect on the registrant and its subsidiaries taken as a whole.  The Company believes that, as the significance of its largest clients has decreased to less than 10% as a result of the Company’s continued growth, the loss of any single client would not have a material adverse effect on the Company.

The Company acknowledges that Item 101(c)(1)(vii) of Regulation S-K requires disclosure of the identity of one or more of a registrant’s clients if, among other things, sales to such clients individually represent 10% or more of the registrant’s consolidated revenue.  However, the Company respectfully submits that this disclosure is not required with respect to all periods presented in the Company’s financial statements as suggested by the Staff’s comment.  The Company notes that Items 101(c)(1)(i) and 101(c)(1)(xi) of Regulation S-K specifically require disclosure for each of the registrant’s last three fiscal years and that Item 101(c)(1)(viii) of Regulation S-K specifically requires disclosure “as of a recent date and as of a comparable date in the preceding fiscal year.”  In contrast, Item 101(c)(1)(vii) of Regulation S-K states no such required time period.   Further, unlike Item 303 of Regulation S-K, which generally requires information regarding the periods covered by a registrant’s financial statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, Item 101(c) of Regulation S-K requires disclosure of the information specified in paragraphs (c)(1)(i) through (x) thereof “to the extent material to an understanding of the registrant’s business taken as a whole.”  For the reasons stated herein and as previously submitted, the Company does not believe that the identity of its top four clients in the periods prior to the nine months ended September 30, 2014 is material to an understanding of its business taken as a whole.

Further, the Company advises the Staff that each of its top four clients is a multi-billion dollar healthcare organization.  In addition, each of these clients has expanded the scope of work with the Company since its initial engagement.  Due to the significant financial wherewithal, stability and strong payment history of each of these clients, the Company believes that none of its top four clients poses a credit risk such that their identity would be meaningful to an investor’s investment decision or material to an understanding of the Company’s business taken as a whole.  The Company believes that the existing risk factor disclosure related to client concentration, as well as the disclosure on page F-9 in the financial statements, provides potential investors with substantial information related to any risk posed by client concentration.

Lastly, and also in response to the Staff’s request, the Company respectfully advises the Staff that its agreements with its top clients are based on a standard form and were each entered into in the ordinary course of the Company’s business.  Furthermore, the Company has revised its disclosure on page 19 of the prospectus to indicate that, in all cases of clients disclosed on page F-9 of the prospectus, the engagement between the client and the Company is covered through multiple separate statements of work (“SOWs”), each with different and/or staggered terms which are all multi-year in their duration, ranging from two to four years.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue recognition, page F-13

7.                                      We note your response to prior comment 24. Please confirm to us that your revenue recognition policy for cloud-based service offerings represent hosting arrangements as described in ASC 985-605-05-4 and ASC 985-605-55-119 to 125.

Response to Comment No. 7

The Company respectfully advises the Staff that the Company’s cloud-based data analytics platform services do not involve the licensing, selling, leasing, or other marketing of computer software.  Rather, the Company utilizes its private cloud infrastructure, advanced analytics toolsets, and internally developed software technologies to process vast amounts of client datasets to produce analytics report sets and information.  Because the Company’s clients never have direct access to its software or technology in any form, the Company does not believe these cloud-based data analytics platform services fall within the scope of Accounting Standards Codification (“ASC”) 985-605.

As noted on page 55 of the prospectus, approximately 3% to 4% of the Company’s total revenue is generated from software subscription license sales.  The Company confirms that revenue recognition under these types of arrangements is in accordance with ASC 985-605, as well as ASC 985-605-05-4 and ASC 985-605-55-119 to 125 when applicable.

Net Income per Share, page F-17

8.                                      Please provide supplemental computations supporting your exclusion of the stock options that would have been anti-dilutive on EPS for the reported periods.

Response to Comment No. 8

In response to the Staff’s comment, the Company is supplementally providing, under separate cover, an analysis supporting the exclusion of stock options from the computation of earnings per share for the reported periods.

Stockholders’ Equity (Deficit), page F-27

9.                                      For all reported periods and subsequent to September 30, 2014, please provide supplemental analysis of the repurchased share prices and basis for valuations from your February 2013 initiative to provide liquidity to certain existing stockholders. Please identify the relationship of the certain shareholders to the company. Reconcile the repurchase valuation amounts to the weighted average fair value of common stock disclosed in Note 8 - Stock Based Compensation on page F-24. In addition, provide us with the authoritative accounting support relied upon to account for the repurchased share valuations, financial statement classification and amounts of these repurchases.

Response to Comment No. 9

In response to the Staff’s comment, the Company is supplementally providing, under separate cover, an analysis of repurchased shares since February 2013, the basis for the share repurchase valuation, the relationship of the relevant shareholders to the Company, a reconciliation of the repurchase valuation amounts to the weighted average fair value of the Company’s common stock disclosed on page F-24 of the prospectus in Note 8 — Stock Based Compensation, and authoritative accounting support relied upon to account for the repurchased share valuations, financial statement classification and amounts of these repurchases.

* * * *

The Company respectfully believes that the proposed modifications to the Draft Registration Statement made in the Amended Submission, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (202) 887-1554.

Sincerely,

/s/ David P. Slotkin
David P. Slotkin

cc:	Keith R. Dunleavy, M.D.
Inovalon Holdings, Inc.
John H. Chory
Latham & Watkins LLP
Rachel W. Sheridan
Latham & Watkins LLP
Spencer D. Klein
Morrison & Foerster LLP
Justin R. Salon
Morrison & Foerster LLP

Enclosure (1)